FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PRAIRIE STATE BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a posting on Equity Bancshares, Inc.’s website, which discusses, among other things, the transaction with Prairie State Bancshares, Inc.:

Equity Bank to partner with State Bank!

We’ve got exciting news to share! We’ve announced our partnership with State Bank . In 2017 State Bank locations will become Equity Bank branches!

We’re excited to partner with a strong community bank similar in philosophy to ours. Just as we began serving our communities with a premium on local, Prairie State Bancshares, parent company of State Bank, began serving customers in Hoxie, Quinter and Grinnell, Kansas with the goal of placing a premium on local decision making and friendly faces helping western Kansas customers with banking needs. A community bank dedicated to its region, State Bank places great importance on individualized, local service. We couldn’t agree more.

After all, “We never forget it’s your money.” We place great importance on local service designed with your home, your business, your family, and your success in mind. Our name will change, but the local faces and community support State Bank customers have counted on for years will continue. We think you’ll like the combined institution.

Over the next few weeks, stay tuned to our website for important information, and updates. Just as in past, we expect no service interruptions for our new customers. Questions? Call us at 1-888-733-5041. Drop us a line here.

We never forget it’s your money.

Frequently Asked Questions and Answers for State Bank Customers!

Equity Bancshares has announced a definitive merger agreement with Prairie State Bancshares, parent company of State Bank. Soon, State Bank locations will become part of Equity Bank. We will be communicating with State Bank customers directly, including a full banking guide mailed early next year. In the meantime, review select questions and answers here, and stay tuned to EquityBank.com for updates.

When will the change to Equity Bank become effective?

Pending regulatory and shareholder approvals, we expect the name change to occur in the first quarter, around February 21, 2017. At that time, State Bank locations will change to Equity Bank.

What will happen to my accounts?

Internal systems and software will also change on February 21, 2017. At that time, State Bank accounts will all become Equity Bank accounts. We expect little to no service interruptions with account transactions.

You can still use your checks, you can still bank in the same location and your debit card will not change (when it does expire, you will receive a new card). Your February and March bank statements will look different since it will be coming after the conversion.

We will be corresponding with every customer, including a detailed guide that explains any customer steps during the change. This will be sent around January 15, 2017.

How will I bank online?

On February 21, you will be able to enroll and login at equitybank.com . You can download the Equity Bank app currently at iTunes or Google Play to get an idea of look and feel. Also – check out our demos of online banking and mobile banking online at equitybank.com, including check deposit from your phone. Watch for more details soon.

What about loans that I currently have with the bank?

No changes will occur with your current loan service schedule and agreements. If you remit payments using a State Bank coupon book, please continue to make those payments.

Will bank fees increase?

In some cases, certain maintenance fees may change. One important thing to keep in mind: Equity Bank does NOT charge ATM fees, not at any ATM in the continental United States. When an ATM terminal asks you if you will accept the charge, you hit accept, and your Equity Bank debit card suppresses those fees. With an Equity Bank debit card, you’ll never again pay an ATM fee. Cut those strings.

Will you continue to support our community?

Absolutely! A local bank is a key to each community. This partnership allows us to continue – and expand, in some cases – our community support efforts. You will still see your associates at football games, grilling hot dogs, and playing hosts to customer events in their communities. We also intend to keep doing business locally with the service providers, organizations, and community efforts that count on our support.

Will my contacts at the bank stay the same?

Your contacts at each location will be the familiar, friendly faces you are used to!

Are there other things I should keep in mind?

Yes! To stay in touch with us, here’s a handy list of numbers and addresses, plus your new routing number.

•	Equity Bank Toll Free Customer Service: 1-888-733-5041

•	Equity Bank Routing Number: 101105354

•	Equity Bank Telephone Banking: 1-800-856-5807

•	Equity Bank Lost or Stolen Debit Card Hotline: (800) 383-8000

•	Equity Bank Online Banking: Start at equitybank.com

•	Equity Bank Customer Service Email Address: customerservice@equitybank.com

Learn more:

•	Equity Bank Locations

•	Equity Bank Investor Relations

•	About Equity Bank

•	Equity Bank Napkin Stories

•	Facebook

•	Twitter

•	LinkedIn

•	Instagram: @BankPuppet

•	Equity Bancshares and Prairie State Bancshares Announce Merger

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity Bancshares, Inc.’s (“Equity”) management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed Prairie State Bancshares, Inc. (“Prairie”) merger transaction, Equity intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed Prairie merger transactions with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE APPLICABLE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTIONS. The applicable proxy statement/prospectus has or will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders may obtain the registration statements and the proxy statement/prospectuses free of charge from the SEC’s website or from Equity by writing to the address provided above.